BB

SECURITIES AND EXCHANGE COMMISSION

04004309

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2004 PROCESSING WASH.

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SEC FILE NUMBER
8- 13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon (City) Georgia (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan E. Hundertmark, V.P. 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
(Name – *if individual, state last, first, middle name*)

201 Second Street, Suite 1060, (Address) P.O. Box 4547, Macon (City) Georgia (State) 31208 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/29

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARRIE A. MEDLEY
NOTARY
EXPIRES
GEORGIA
OCT. 29, 2007
PUBLIC
HOUSTON COUNTY

Signature

President
Title

Carrie A. Medley
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2003, and the related statements of income, cash flows and statement of changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc., as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

February 26, 2004

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 248,863
Cash in segregated accounts	50,356
Clearing service deposit (securities at market value)	20,758
Receivable from clearing organization	12,370
Marketable securities at market value	317,965
Securities not readily marketable, at estimated market value	43,860
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $164,504	108,226
Other Assets:	
Goodwill, net of amortization	750
Prepaid expenses	14,492
Income tax refund receivable	13,640
Commissions receivable	88,771
Stockholder advance	14,073
Empoyee advances	2,500
Fees receivable	73,810
Total assets	$ 1,010,434
LIABILITIES	
Payable to customers	$ 9,637
Accounts payable, accrued expenses and other liabilities	292,702
Deferred income taxes payable	14,257
Total liabilities	316,596
STOCKHOLDERS' EQUITY	
Common stock, $100 par value, 500 shares authorized, 260 shares issued and outstanding	26,000
Retained earnings	667,838
Total stockholders' equity	693,838
Total liabilities and stockholders' equity	$ 1,010,434

The accompanying notes are an integral part of this financial statement.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2003

REVENUES	
Securities commissions	$ 64,802
Net unrealized gains (losses) on investment accounts	88,984
Net realized gains (losses) and income on investment accounts	(39,779)
Margin interest	3,493
Revenue from sale of investment company shares	1,951,502
Investment advisory fees	306,810
Other revenue related to securities business	12,378
Interest	948
	2,389,138
EXPENSES	
Compensation and benefits	2,001,091
Communications	73,443
Occupancy and equipment costs	118,947
Interest	798
Losses in error account and bad debts	23,731
Data processing costs	18,934
Regulatory fees and expenses	64,123
Other	71,814
	2,372,881
INCOME (LOSS) BEFORE INCOME TAX PROVISION	16,257
PROVISION FOR INCOME TAXES	
Current income tax	4,960
Deferred income tax	8,743
	13,703
NET INCOME (LOSS)	$ 2,554

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2003

	Common Stock		Retained
	Shares	Amount	Earnings
Balances at January 1, 2003	260	$26,000	$665,284
Net income			2,554
Balances at December 31, 2002	260	$26,000	$667,838

The accompanying notes are an integral part
of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 2,554
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	34,577
Net unrealized depreciation (appreciation) of securities	(88,974)
Net realized (loss) gain on sale of investments	42,314
Reinvested dividends and capital gains	(310)
(Gain) loss on disposal of property	712
(Increase) decrease in:	
Receivables from clearing organizations	10,907
Prepaid expenses and income tax refund receivable	(14,517)
Commissions receivable	(55,691)
Fees receivable	(3)
Increase (decrease) in:	
Payable to customers	6,313
Accounts payable and other liabilities	148,629
Deferred taxes payable	8,743
Other, net	9,336
Net cash provided (used) by operating activities	35,668

CASH FLOWS FROM INVESTING ACTIVITIES

Aquisition of equipment and software	(39,574)
Purchases of investments	(2,962,229)
Proceeds from sales of investments	2,959,587
Loans with shareholders, net	6,772
Loans with employees, net	1,908
Net cash provided (used) by investing activities	(73,110)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS (continued)

For the Year Ended December 31, 2003

NET INCREASE (DECREASE) IN CASH	$ (37,442)
CASH AND CASH EQUIVALENTS, beginning	177,809
CASH AND CASH EQUIVALENTS, ending	$ 140,367

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid	$ 798
Income taxes paid	$ 18,600

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as provided to management based on the most recent arms length transaction.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

Furniture, equipment, software and the automobile are depreciated over a period of five-to-ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Goodwill is amortized over 40 years and is reported net of $9,250 accumulated amortization. Depreciation and amortization expense for the are $34,327 and $250, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Cash segregated under SEC rules is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $20,794 for the year ended December 31, 2003.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable equity securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $13,918 is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Customer money of $36,438 is also segregated in accordance with Securities and Exchange Commission rules.

4. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below:

Money market funds	$ 32,783
Corporate stocks	285,182
	317,965
Mutual funds - clearing service deposit	20,758
	$338,723

Total marketable securities at cost are $288,303. Net unrealized losses from market value depreciation are $85,924 during the year ended December 31, 2003. Mutual fund securities with a market value of $20,758 are held as collateral in a separate deposit account by the clearing service broker.

Securities not readily marketable consist of subscribed shares of a local bank. The majority stockholder of the Company is a board member of the bank. The total shares at cost and estimated market value are $20,000 and $43,860, respectively. Net unrealized gains from market value appreciation are $3,060 during the year ended December 31, 2003. The shares are not frequently traded.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$193,002
Leasehold improvements	1,362
Automobile	62,290
Software	16,076
	$272,730

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company has net capital, as defined by Rule 15c3-1 of $373,204, which is $123,204 above its required net capital of $250,000. The Company's net capital ratio is 3.53 to 1.

7. SHORT-TERM LOANS

The Company has a $500,000 line of credit with Rivoli Bank and Trust Company, with interest accrued on the outstanding balance at at the prime rate which was 4.00 percent per annum as of December 31, 2003. At December 31, 2003 there was no debt outstanding. The line is guaranteed by an officer of the Company. The majority shareholder of the Company is on the board of the lender.

8. EMPLOYEE BENEFITS

Smith, Brown & Groover, Inc. adopted a defined contribution profit sharing plan effective January 1, 1993. The Company contributions are based on the total compensation of all eligible participants under the plan. All employees age 21 and over with one year of service are eligible to participate. The Board of Directors of the Company may authorize a contribution not to exceed 25 percent of eligible participant's total compensation or $40,000. The Company contribution is $98,438 for the year ended December 31, 2003. Management decided to freeze benefits and terminate the plan effective December 22, 2003.

9. LEASES

The Company has an operating lease for office space with a stockholder. Rent is $7,500 per month from January 1, 2003 until and including August 1, 2007. The lease rate can be adjusted annually but not more than 10 percent per annum. Future minimum annual lease payments for the term of the lease are $90,000 for each of the years ending December 31, 2004, 2005, 2006 and $60,000 for 2007 for a total of $330,000. Total rent paid under the above operating lease was $90,000 for the year ended December 31, 2003.

10. INCOME TAXES

The 2003 taxable income differs from net income on the statement of operations because of nondeductible expenses, a difference between book and tax depreciation, charitable contributions carryover, and unrealized losses on marketable securities held for investment and nondeductible realized losses on marketable securities.

The Company has a capital loss carryforward available to offset future capital gains of $78,230. Capital loss carryforwards of $34,243, $1,608. and $42,379 expire in 2006, 2007 and 2008, respectively.

10. INCOME TAXES (continued)

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$(15,328)
Deferred tax assets	1,071
Net deferred tax liability	$ (14,257)

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible contribution and capital loss carryforwards and unrealized gains and losses in market value of securities held for investment.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in excess of insured limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000. The maximum loss that would have resulted from that risk totalled $669,955 as of December 31, 2003.

The Company derived 15% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 67% of its total revenue from the sale of annuities during the year ended December 31, 2003. The majority of its book of mutual fund business is with one mutual fund company.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. CONTINGENT LIABILITY

A customer filed an arbitration in October 2003 seeking over $1,000,000 in damages based on losses incurred from investments in mutual funds. Legal counsel cannot determine the probability of an unfavorable outcome or a range of potential loss, if any, as of the date of this report.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc. for 2003 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

February 26, 2004

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2003

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 497,376
Stockholders' compensation	871,645
Clerical salaries	447,246
Insurance - employee benefits	39,119
Payroll taxes	47,267
Profit sharing plan contribution	98,438
	2,001,091
COMMUNICATIONS	
Office supplies	14,280
Telephone	24,108
Postage	14,261
Advertising	20,794
	73,443
OCCUPANCY AND EQUIPMENT COST	
Stock exchange fee	10,979
Rent	90,000
Building insurance	2,010
Utilities	12,810
Equipment rental	3,148
	118,947
INTEREST	798
LOSSES IN ERROR ACCOUNT AND BAD DEBTS	
Errors and omissions	23,731
	23,731
DATA PROCESSING COSTS	
Computer software service and maintenance fees	18,934

See independent auditor's report on the supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2003

REGULATORY FEES AND EXPENSES	
Professional fees	$ 20,028
Insurance & bond - required	7,452
Taxes, licenses, and fees	36,643
	64,123
OTHER	
Automobile expense	735
Dues and subscriptions	6,492
Depreciation and amortization	34,577
Repairs and maintenance	8,688
Loss on disposal of equipment	712
Miscellaneous	1,546
Meals and entertainment	1,126
Conference and travel	1,200
Dues, fees and assessments	3,352
Legal and profit sharing administration	13,386
	71,814
	$ 2,372,881

See independent auditor's report on the supplementary schedule of expenses.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 26, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

February 26, 2004

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 693,838
Deduct stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	693,838
Add:	
Other (deductions) or allowable credits	-0-
Total capital	693,838
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	43,860
Furniture, equipment, and leasehold improvements, net	108,226
Goodwill, net	750
Employee loans, uncollateralized	16,573
Prepaid expenses	14,492
Income tax refunds receivable	13,640
Commissions and fees receivable	76,615
Total deductions and/or charges	274,156
Net capital before haircuts on securities positions	419,682
Haircuts on securities	
Trading and investment securities	
Stocks and warrants	42,777
Other securities	3,701
Undue concentration	-0-
	46,478
Net capital	$ 373,204

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Minimum net capital required (6.66% of aggregate indebtedness)	$	87,764
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	123,204
Excess net capital at 1000%	$	241,544

353

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	316,596
Additions and deductions		1,000,000
Total aggregate indebtedness	$	1,316,596
Percentage of aggregate indebtedness to net capital		353

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	9,717
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts		80
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	9,637
105% of total credits over total debits	$	10,119
Amount held on deposit in Reserve Bank Account	$	13,918
Required deposit	$	-0-

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

Year Ended December 31, 2003

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

_X_ Yes
____ No

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

Year Ended December 31, 2003

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 431,301
Net effect of other audit adjustments on net income	(17,310)
Audit adjustments that increased nonallowable assets	(40,787)
	(58,097)
Net capital per audited Schedule I	$ 373,204

There were no differences in the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5
(continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

February 26, 2004